                                                                    EXHIBIT 99.3

                        CONSOLIDATED FINANCIAL STATEMENTS

                   Roadway Next Day Corporation and Subsidiary

             A wholly owned subsidiary of Yellow Roadway Corporation
              Consolidated Balance Sheets as of March 31, 2004 and
        December 31, 2003; Statements of Consolidated Operations and Cash
               Flows for the three months ended March 31, 2004 and
                       twelve weeks ended March 29, 2003.

                           CONSOLIDATED BALANCE SHEETS
                   Roadway Next Day Corporation and Subsidiary
             A wholly owned subsidiary of Yellow Roadway Corporation
                             (Amounts in thousands)
                                   (Unaudited)

                                                                                  March 31,        December 31,
                                                                                       2004                2003
                                                                                  ---------        ------------
ASSETS
Current Assets:
  Cash and cash equivalents                                                       $   6,774        $     25,328
  Accounts receivable, net                                                           23,456              19,877
  Advances receivable from parent and affiliates                                     11,431                   -
  Prepaid expenses and other                                                          6,176               6,830
                                                                                  ---------        ------------
    Total current assets                                                             47,837              52,035
                                                                                  ---------        ------------
Property and Equipment:
  Cost                                                                               83,809              74,482
  Less - accumulated depreciation                                                     2,266                 521
                                                                                  ---------        ------------
    Net property and equipment                                                       81,543              73,961
                                                                                  ---------        ------------
Goodwill                                                                            116,810             122,332
Intangibles, net                                                                     88,180              89,291
Other assets                                                                          3,093               3,094
                                                                                  ---------        ------------
    TOTAL ASSETS                                                                  $ 337,463        $    340,713
                                                                                  =========        ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                                                                $   3,721        $      8,905
  Advances payable to parent and affiliates                                               -               4,568
  Wages, vacations and employees' benefits                                           15,778              12,102
  Other current and accrued liabilities                                              10,440               9,550
                                                                                  ---------        ------------
    Total current liabilities                                                        29,939              35,125
                                                                                  ---------        ------------
Other Liabilities:
  Note payable to affiliate                                                         150,000             150,000
  Deferred income taxes, net                                                         38,999              38,999
  Accrued pension and postretirement                                                  1,912               1,811
  Claims and other liabilities                                                       12,172              12,057
                                                                                  ---------        ------------
    Total other liabilities                                                         203,083             202,867
                                                                                  ---------        ------------
Parent Company Investment:
  Capital surplus                                                                   103,259             103,259
  Retained earnings                                                                   1,182                (538)
                                                                                  ---------        ------------
    Total parent company investment                                                 104,441             102,721
                                                                                  ---------        ------------
    TOTAL LIABILITIES AND PARENT COMPANY INVESTMENT                               $ 337,463        $    340,713
                                                                                  =========        ============

        The accompanying notes are an integral part of these statements.

                      STATEMENTS OF CONSOLIDATED OPERATIONS
                   Roadway Next Day Corporation and Subsidiary
             A wholly owned subsidiary of Yellow Roadway Corporation
                             (Amounts in thousands)
                                   (Unaudited)

                                                                                         Three   |          Twelve
                                                                                  Months Ended   |     Weeks Ended
                                                                                     March 31,   |       March 29,
                                                                                          2004   |            2003
                                                                                  ------------   |     -----------
                                                                                                 |
OPERATING REVENUE                                                                 $     56,104   |     $    48,826
                                                                                  ------------   |     -----------
OPERATING EXPENSES:                                                                              |
  Salaries, wages and employees' benefits                                               37,476   |          34,067
  Operating expenses and supplies                                                        7,197   |           6,639
  Operating taxes and licenses                                                           1,595   |           1,408
  Claims and insurance                                                                     712   |           1,174
  Depreciation and amortization                                                          2,844   |           2,374
  Purchased transportation                                                                 534   |             542
  Losses (gains) on property disposals, net                                                 (5)  |               9
                                                                                  ------------   |     -----------
    Total operating expenses                                                            50,353   |          46,213
                                                                                  ------------   |     -----------
      OPERATING INCOME                                                                   5,751   |           2,613
                                                                                  ------------   |     -----------
                                                                                                 |
NONOPERATING (INCOME) EXPENSES:                                                                  |
  Interest expense                                                                       3,153   |           6,283
  Other                                                                                    (11)  |              11
                                                                                  ------------   |     -----------
    Nonoperating expenses, net                                                           3,142   |           6,294
                                                                                  ------------   |     -----------
                                                                                                 |
INCOME (LOSS)  FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                            2,609   |          (3,681)
Income tax provision (benefit)                                                             889   |          (1,402)
                                                                                  ------------   |     -----------
NET INCOME (LOSS) FROM CONTINUING OPERATIONS                                             1,720   |          (2,279)
Income from discontinued operations                                                          -   |             147
                                                                                  ------------   |     -----------
NET INCOME (LOSS)                                                                 $      1,720   |     $    (2,132)
                                                                                  ============         ===========

The accompanying notes are an integral part of these statements. Refer to Note 2 for the difference in accounting policies between the periods presented.

                      STATEMENTS OF CONSOLIDATED CASH FLOWS
                   Roadway Next Day Corporation and Subsidiary
             A wholly owned subsidiary of Yellow Roadway Corporation
                             (Amounts in thousands)
                                   (Unaudited)

                                                                                          Three   |          Twelve
                                                                                   Months Ended   |     Weeks Ended
                                                                                      March 31,   |       March 29,
                                                                                           2004   |            2003
                                                                                   ------------   |     -----------
                                                                                                  |
OPERATING ACTIVITIES:                                                                             |
Net income (loss)                                                                  $      1,720   |     $    (2,132)
Noncash items included in net income (loss):                                                      |
  Depreciation and amortization                                                           2,844   |           3,336
  Losses (gains) on property disposals, net                                                  (5)  |               9
Changes in assets and liabilities, net:                                                           |
  Accounts receivable                                                                    (3,579)  |          (1,301)
  Accounts payable                                                                       (5,184)  |           4,293
  Other working capital items                                                             4,787   |              36
  Claims and other                                                                          216   |               -
Other, net                                                                                    -   |            (114)
                                                                                   ------------   |     -----------
    NET CASH FROM OPERATING ACTIVITIES                                                      799   |           4,127
                                                                                   ------------   |     -----------
                                                                                                  |
INVESTING ACTIVITIES:                                                                             |
Acquisition of property and equipment                                                    (3,440)  |            (664)
Proceeds from disposal of property and equipment                                             86   |             164
                                                                                   ------------   |     -----------
  NET CASH USED IN INVESTING ACTIVITIES                                                  (3,354)  |            (500)
                                                                                   ------------   |     -----------
                                                                                                  |
FINANCING ACTIVITIES:                                                                             |
Advances payable to parent and affiliates, net                                          (15,999)  |          (7,300)
                                                                                   ------------   |     -----------
  NET CASH USED IN FINANCING ACTIVITIES                                                 (15,999)  |          (7,300)
                                                                                   ------------   |     -----------
                                                                                                  |
NET DECREASE IN CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS                    (18,554)  |          (3,673)
NET DECREASE IN CASH AND CASH EQUIVALENTS FROM DISCONTINUED OPERATIONS                        -   |          (2,400)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                           25,328   |          12,992
                                                                                   ------------   |     -----------
                                                                                                  |
CASH AND CASH EQUIVALENTS, END OF PERIOD                                           $      6,774   |     $     6,919
                                                                                   ============         ===========

The accompanying notes are an integral part of these statements. Refer to Note 2 for the difference in accounting policies between the periods presented.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Roadway Next Day Corporation and Subsidiary
             A wholly owned subsidiary of Yellow Roadway Corporation
                                   (unaudited)

1.       DESCRIPTION OF BUSINESS

         Roadway Next Day Corporation (also referred to as "Roadway Next Day," "the Company," "we" or "our") is a non-operating holding company focused on business opportunities in regional and next-day lanes. Roadway Next Day Corporation owns 100 percent of New Penn Motor Express, Inc. ("New Penn"), which provides regional, next-day ground services through a network of facilities located in the Northeastern United States, Quebec, Canada and Puerto Rico.

         In accordance with Rule 3-16 of Regulation S-X and due to Roadway Next Day and New Penn pledging their stock for debt purposes, we are presenting these consolidated financial statements of Roadway Next Day Corporation. We are not presenting the separate financial statements of New Penn because:

            o The separate financial statements of New Penn are substantially identical to those of Roadway Next Day Consolidated;

            o The separate financial statements of the parent Roadway Next Day, when excluding New Penn, are not material to an investor, and;

            o The Company would provide separate financial statements of New Penn should Roadway Next Day commence its own operations or acquire additional subsidiaries.

         On December 11, 2003, Yellow Corporation completed the acquisition of Roadway Corporation. The combined company was renamed Yellow Roadway Corporation ("Yellow Roadway"). Roadway Corporation was merged with and into Roadway LLC, a newly formed limited liability company and a wholly owned subsidiary of Yellow Roadway. Consideration for the acquisition included $494 million in cash and 18.0 million shares of Yellow Roadway common stock for a total purchase price of approximately $1.1 billion. Roadway LLC principal segments include Roadway Express, Inc. and Roadway Next Day Corporation.

2.       PRINCIPLES OF CONSOLIDATION AND SUMMARY OF ACCOUNTING POLICIES

         The accompanying consolidated financial statements include the accounts of Roadway Next Day and its wholly owned subsidiaries. We have prepared the consolidated financial statements, without audit by independent public accountants, pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). In management's opinion, all normal recurring adjustments necessary for a fair statement of the financial position, results of operations and cash flows for the interim periods included herein have been made. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from these statements pursuant to SEC rules and regulations. Accordingly, the accompanying consolidated financial statements should be read in conjunction with our consolidated financial statements included as Exhibit 99.6 to the Yellow Roadway Corporation Annual Report on Form 10-K for the year ended December 31, 2003.

         Prior to the acquisition of Roadway Corporation by Yellow Corporation on December 11, 2003, Roadway Corporation and all of its wholly owned subsidiaries, including Roadway Next Day, operated on thirteen four-week accounting periods with twelve weeks in each of the first three quarters and sixteen weeks in the fourth quarter. As part of the acquisition, Roadway Next Day adopted a calendar-quarter reporting basis as well as the significant accounting policies of Yellow Roadway Corporation. In addition, we utilized independent third party appraisers to revalue significant assets and liabilities to fair market value, therefore these financial statements are not comparable to prior periods. For accounting policies related to the Consolidated Balance Sheets as of March 31, 2004 and December 31, 2003, and for the Statements of Consolidated Operations and Cash Flows for the three months ended March 31, 2004 and the related notes to financial statements, please refer to the Yellow Roadway Corporation Annual Report on Form 10-K for the year ended December 31, 2003. For accounting policies related to the

         Statements of Consolidated Operations and Cash Flows for the twelve weeks ended March 29, 2003 and related notes to financial statements, please refer to our financial statements and related notes at December 11, 2003, filed as Exhibit 99.5 to the Yellow Roadway Corporation Annual Report on Form 10-K for the year ended December 31, 2003.

3.       GOODWILL AND INTANGIBLES

         Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. The following table shows the amount of goodwill attributable to our only operating segment with balances and changes therein:

                                                                               Foreign Currency
                                                                                    Translation
                                                                                   Adjustments/
(in thousands)                                         December 31, 2003              Reclasses           March 31, 2004
                                                       -----------------------------------------------------------------
New Penn                                                     $   122,332            $   (5,522)              $   116,810
                                                       -----------------------------------------------------------------

         As the acquisition of Roadway Corporation by Yellow Corporation occurred in December 2003, the allocation of the purchase price included in the December 31, 2003 and the March 31, 2004 Consolidated Balance Sheets was preliminary and subject to refinement. Although we do not expect any subsequent changes to have a material impact on our results of operations or amounts allocated to goodwill, such changes could result in material adjustments to the preliminary purchase allocation. The most significant pending items include the following: finalization of independent asset valuation for our tangible and intangible assets including associated remaining lives; completion of all direct costs associated with the acquisition; determination of the fair value of tax-related contingencies; calculation of an estimate for certain contractual obligations; and certain other refinements. As of March 31, 2004 refinements to the purchase price allocation have not been significant. We expect substantially all of the above refinements will be completed by the end of second quarter 2004.

         The components of amortizable intangible assets are as follows:

                                                            March 31, 2004                        December 31, 2003
                                   Weighted           ---------------------------           -----------------------------
                                    Average                Gross                                 Gross
                                       Life             Carrying      Accumulated             Carrying        Accumulated
(in thousands)                       years)               Amount     Amortization               Amount       Amortization
                                   --------           ---------------------------           -----------------------------
Customer related                         15           $   62,900     $      1,243           $   62,900       $        192
Technology based                          3                1,000               77                1,000                 17
                                                      ---------------------------           -----------------------------
Intangible assets                                     $   63,900     $      1,320           $   63,900       $        209
                                                      ===========================           =============================

         Total marketing related intangible assets with indefinite lives were $25.6 million at March 31, 2004 and at December 31, 2003. These intangible assets are not subject to amortization.

4.       EMPLOYEE BENEFITS

         COMPONENTS OF NET PERIODIC PENSION COST

         In December 2003, the Financial Accounting Standards Board revised Statement of Financial Accounting Standards ("SFAS") No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits ("SFAS 132R"). SFAS 132R requires the disclosure of the components of the net periodic pension cost recognized during interim periods. The following table sets forth the components of our net periodic pension cost for the three months ended March 31, 2004 and twelve weeks ended March 29, 2003:

                                                   March 31,  |       March 29,
         (in thousands)                                 2004  |            2003
                                                   ---------  |       ---------
                                                              |
         Service cost                              $      11  |       $      11
         Interest cost                                    29  |              28
                                                   ---------  |       ---------
         Net periodic pension cost                 $      40  |       $      39
                                                   =========          =========

         EMPLOYER CONTRIBUTIONS

         In our financial statements for the year ended December 31, 2003, we disclosed that we expect to contribute approximately $0.1 million to our pension plans in 2004, and this expectation has not changed. As of March 31, 2004, we have made contributions of $20 thousand dollars to our plans.

5.       SUPPLEMENTAL CASH FLOW INFORMATION

         During the three months ended March 31, 2004, Roadway Next Day paid $255 thousand in cash for taxes and zero for interest.

6.       RENTAL EXPENSES

         Roadway Next Day incurs rental expenses under noncancelable lease agreements for certain buildings and operating equipment. Rental expense is charged to "operating expenses and supplies" on the Statements of Consolidated Operations. The following table represents the actual rental expense, as reflected in operating income, incurred for the three months ended March 31, 2004 and twelve weeks ended March 29, 2003:

                                                       March 31,  |    March 29,
         (in thousands)                                     2004  |         2003
                                                       ---------  |    ---------
                                                                  |
         Rental expense                                $      71  |    $      77
                                                       ---------       ---------

7.       MULTI-EMPLOYER PENSION PLANS

         Roadway Next Day contributes to multi-employer health, welfare and pension plans for employees covered by collective bargaining agreements (approximately 73 percent of total employees). The amounts of these contributions are determined by contract and established in the agreements. The health and welfare plans provide health care and disability benefits to active employees and retirees. The pension plans provide defined benefits to retired participants. We recognize as net pension cost the required contribution for the period and recognize as a liability any contributions due and unpaid.

         Under current legislation regarding multi-employer pension plans, a termination, withdrawal or partial withdrawal from any multi-employer plan in an under-funded status would render us liable for a proportionate share of such multi-employer plans' unfunded vested liabilities. This potential unfunded pension liability also applies to our unionized competitors who contribute to multi-employer plans. Based on the limited information available from plan administrators, which we cannot independently validate, we believe that our portion of the contingent liability in the case of a full withdrawal or termination would be material to our financial position and results of operations. Roadway Next Day has no current intention of taking any action that would subject us to obligations under the legislation.

         Roadway Next Day has collective bargaining agreements with its unions that stipulate the amount of contributions it must make to union-sponsored, multi-employer pension plans. The Internal Revenue Code and related regulations establish minimum funding requirements for these plans. If any of these plans, including (without limitation) the Central States Plan, fail to meet these requirements and the trustees of these plans are unable to obtain waivers of the requirements from the Internal Revenue Service ("IRS") or reduce pension benefits to a level where the requirements are met, the IRS could impose an excise tax on all employers participating in these plans and require contributions in excess of our contractually agreed upon rates to correct the funding deficiency. If an excise tax were imposed on the participating employers and additional contributions required, it could have a material adverse impact on the financial results of Roadway Next Day.

8.       RELATED PARTY TRANSACTIONS

         On December 10, 2003, Roadway Next Day executed a $150 million ten-year Promissory Note to Roadway Corporation (subsequently renamed Roadway
         LLC), accruing interest at the rate of 8.25 percent. Interest is due and payable quarterly, and the principal is due at maturity. All amounts were outstanding at March 31, 2004 and at December 31, 2003.